Prospectus Supplement No. 32 to Prospectus dated July 7, 2006	Filed pursuant to Rule 424(b)(3) File No. 333-133182
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated July 7, 2006, relating to offers and resales of up to 33,550,000 shares of our common stock, including 8,650,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-133182). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Item 5.01. Changes in Control of Registrant.
     On October 29, 2009, The Co-Investment Fund II, L.P., a Delaware limited partnership, or Co-Investment Fund II, acquired 6,108,997 shares of our common stock, or the Shares. As a result of this purchase, Co-Investment Fund II now holds voting securities providing it with the right to cast approximately 53% of the votes on matters presented for a vote by our stockholders. The Shares were purchased pursuant to a Settlement Agreement, dated October 27, 2009, by and between certain of the parties to the action Frohman, et al. v. Health Benefits Direct Corporation, et al. pending in the Court of Common Pleas of Philadelphia County (No. 090801764), or the Philadelphia Litigation. As a result, Co-Investment Fund II now has an aggregate beneficial ownership (as determined pursuant to Rule 13d-3) of 73,453,211 shares of common stock.
     As we previously disclosed, on March 24, 2009, certain of our stockholders filed an action in the Supreme Court of the State of New York, County of New York, Index No. 650174/2009, or the New York Litigation, against Cross Atlantic Capital Partners, Inc., Co-Investment Fund II, Co-Invest II Capital Partners, Inc., Co-Invest Management II, L.P., our company, and our board of directors relating to alleged offers we purportedly received in 2008 and the private placement we conducted in January 2009. On August 13, 2009, the New York Litigation was dismissed, and on August 14, 2009, the Philadelphia Litigation was commenced by a writ of summons filed in the Court of Common Pleas, Philadelphia County against substantially the same group of defendants by the stockholders who brought the New York Litigation and seven additional stockholders. On October 27, 2009 the defendants entered into the Settlement Agreement with the stockholders who brought the New York Litigation. The settling stockholders withdrew from the Philadelphia Litigation and provided the defendants with a general release of all claims. The terms of the Settlement Agreement required Co-Investment Fund II to purchase of all of the shares of common stock held by the settling plaintiffs. Since the settlement did not include all of the plaintiffs in the Philadelphia Litigation, it has not been dismissed.
     As a result of this purchase, Co-Investment Fund II now owns 12,459,874 shares of our common stock, or approximately 30.2% of our outstanding common stock, and 1,000,000 shares or 100% of our Series A Convertible Preferred Stock. Co-Investment Fund II also has the right to acquire, through the conversion of shares of our Series A Convertible Preferred Stock and the exercise of warrants held by it, an additional 60,993,337 shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 5, 2009